SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at January 30, 2007

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: January 30, 2007

* Print the name and title of the signing officer under his signature
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  1020 - 800 West Pender Street
Vancouver, BC Canada V6c 2v6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114

CONTINENTAL ARRANGES CDN$20 MILLION FINANCING

January 30, 2007, Vancouver, BC - Gerald S. Panneton, President and CEO of Continental Minerals Corporation (TSX Venture: KMK; OTCBB: KMKCF) announces that Continental has reached agreements in principle to privately place approximately 12.1 million units in its capital at a price of Cdn$1.65 per equity unit for gross proceeds of Cdn$20 million to a number of accredited investors. Each unit consists of one common share and one common share purchase warrant exercisable to purchase an additional common share at a price of Cdn$1.80 for a one year period from completion of the financing. The warrants are subject to accelerated expiration which can be triggered at the election of Continental on 30 days notice if Continental's common shares trade at a price of $Cdn2.25 for any ten consecutive day period after the four month hold period has expired. The financing is currently subject to execution of definitive agreements and TSX Venture Exchange acceptance, both of which are expected in the ordinary course. The securities will be subject to a four month hold period in the principal Canadian jurisdictions.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

Proceeds from the placement will be used to fund the completion of the Xietongmen feasibility study, completion of the Environmental Impact Assessment (EIA) and the 10,000 meter exploration drill program to define the size of the exciting Newtongmen discovery previously announced (November 28, 2006) and for general working capital.

Gerald Panneton
President & CEO
Continental Minerals Corporation

For further information:

Continental Minerals Corporation Tel 604 684-6365 Toll Free 1 800 667-2114 www.continentalminerals.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the merger, acquisition of additional property, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

For more information on Continental Minerals Corporation, Investors should review Continental's annual Form 20-F and the Form F-4 filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.